
June 9, 2021

Hahn Lee
Chief Financial Officer
Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025

> **Re: Bright Lights Acquisition Corp.**
> **Form 8-K Filed May 28, 2021**
> **File No. 001-39846**

Dear Mr. Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction